UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549


                          SCHEDULE 13D/A


          Under the Securities and Exchange Act of 1934
                        (Amendment No. 1)*


                     Inter-City Products Corporation
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                         (Name of Issuer)


                         Ordinary Shares
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                  (Title of Class of Securities)


                            45821E10 J
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                          (CUSIP Number)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is subject to this Schedule
13G, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("the Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


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CUSIP No. 45821E10 J            13D             Page 2 of 4 Pages
          ----------


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ONTARIO TEACHERS' PENSION PLAN BOARD
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [    ]

                                                      (b)  [    ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)   [    ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     AN ONTARIO, CANADA CORPORATION
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               7    SOLE VOTING POWER

NUMBER OF           7,909,000
SHARES              ---------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY EACH
REPORTING           NIL
PERSON WITH         ---------------------------------------------
               9    SOLE DISPOSITIVE POWER

                    7,909,000
                    ---------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NIL
                    ---------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      7,909,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

      Not Applicable
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      19.9%
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14    TYPE OF REPORTING PERSON*

      EP
-----------------------------------------------------------------
            *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Schedule to Ontario Teachers' Pension Plan Board 13D Filing
Re: Inter-City Products Corporation

Item 3: Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The net amount of funds used by the Board to acquire the 7,909,000 Ordinary Shares was Cdn$43,795,056. These funds came from the pension fund managed by the Board, which includes income from the fund's investment portfolio and contributions of members of the pension plan administered by the Board.

Item 4: Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Board acquired and continues to hold the Ordinary Shares reported herein for investment purposes. The Board may, in the future, have discussions with management, directors and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value. In addition, Roy T. Graydon, an employee of the Board, has been nominated for election to the Board of Directors of the Issuer. Eleven persons have been nominated for eleven positions as director of the Issuer to be filled by shareholder vote at the Issuer's June 6, 1997 Annual and Special Meeting of Shareholders. It is anticipated that Mr. Graydon will be elected to the Board of Directors of the Issuer.

Depending on market conditions and other factors that the Board may deem material to its investment decision, the Board may purchase additional Ordinary Shares in the open market or in private transactions. Depending on these same factors, the Board may sell all or a portion of the Ordinary Shares that it now owns or hereafter may acquire on the open market or in private transactions.

Except as set forth in this Item 4, the Board has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D adopted by the Commission under the Act.

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Item 5: Interests in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

a-b) At the close of business on June 2, 1997, the Board beneficially owned 7,909,000 Ordinary Shares of the Issuer. Pursuant to the Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular, dated May 3, 1997, 39,682,321 Ordinary Shares were outstanding as of April 9, 1997. Based on such information, the 7,909,000 Ordinary Shares deemed beneficially owned by the Board as of the close of business on June 2, 1997, represent approximately 19.9% of the Ordinary Shares outstanding.

Except as described above, neither the Board nor, to the best knowledge of the Board, any persons listed in Schedule A hereto beneficially owned any Ordinary Shares at the close of business on June 2, 1997.

c) The following table describes the transactions in Ordinary
Shares in the past sixty days by the Board:

   Date of         Number of     Price per  Where and how
   Transaction     Securities    Share      transaction effected
   -----------     -----------    ----      --------------------
   June 2, 1997    1,200,000     $7.00      Through a private
                   (purchase)               agreement executed in
                                            Toronto, Canada

   Except as described above, neither the Board nor, to the best knowledge of the Board, any of the persons listed in Schedule
   A effected any transactions in the Ordinary Shares in the past sixty days.

d-e) Not applicable

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Other than the provisions of the stock purchase agreements described in Item 7, neither the Board nor, to the best knowledge of the Board, any of the persons listed in Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of the Issuer.

Item 7: Material to be Filed As Exhibits

The following is inserted after Schedule C of this item:

Schedule D: Memorandum of Agreement made as of the 2nd day of
            June 1997.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           June 3, 1997


                            /s/ Jane Beatty
                            -------------------------------------
                            Jane Beatty,
                            Legal Counsel, Investments

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                            Schedule D

           MEMORANDUM OF AGREEMENT made as of the 2nd day of June, 1997.

BETWEEN:

           THE MORTGAGE INSURANCE COMPANY OF CANADA, a corporation existing under the laws of Canada

           (hereinafter referred to as the "Vendor"),

                                          OF THE FIRST PART,

                     -and-

           ONTARIO TEACHERS' PENSION PLAN BOARD,
           a corporation existing under the laws
           of the Province of Ontario,

           (hereinafter referred to as the "Purchaser"),

                                          OF THE SECOND PART.

THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements hereinafter contained, it is agreed by and between the parties hereto as follows:

1. Subject to the terms and conditions hereof, the Vendor covenants and agrees to sell to the Purchaser, and the Purchaser covenants and agrees to purchase from the Vendor, 1,200,000 Ordinary Shares in the share capital of Inter-City Products Corp. (the "Purchased Shares") for an aggregate price of Cdn. $8,400,000 (the "Purchase Price"), being Cdn $7.00 per share.

2. The transaction of purchase and sale of the Purchased Shares herein provided for shall be closed at 12.00 p.m. (Toronto time) on Monday, June 2, 1997 or at such earlier time on such date as shall be mutually agreed upon (the "Time of Closing"). At the Time of Closing, the Vendor shall deposit to the Canadian Depository for Securities via the Book Based System the Purchased Shares for account #061-400400-9 at The Canada Trust Company (FIN #T760) against payment by the Purchaser to the Vendor of the Purchase Price for the Purchased Shares.

3. The obligations of the Purchaser under this agreement are conditional on there being no material adverse change (as defined in the Securities Act) in the business, affairs, prospects of the Corporation prior to the Time of Closing.

4. If in the opinion of the Purchaser, acting reasonably, the condition in paragraph 3 has not been satisfied, the Purchaser may, at its option, terminate its obligations under this agreement by written notice to that effect given to the Vendor at any time prior to the Time of Closing.

5. The Vendor represents and warrants to the Purchaser that, at the Time of Closing, the Vendor will have the right, power and authority to sell the Purchased Shares to the Purchaser and will convey to the Purchaser good and valid title thereto free and clear of all mortgages, liens, pledges, charges, security interests, hold period, adverse claims, encumbrances and demands whatsoever affecting the Vendor.

6. The Purchaser represents and warrants to the Vendor that it is purchasing the Purchased Shares as principal and not with a view to their immediate resale.

7.  Time shall be of the essence of the agreement.

8. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

9. This agreement shall ensure to the benefit of the parties hereto and their respective successors and assigned.

IN WITNESS WHEREOF this agreement has been executed by the parties hereto.

                                 THE MORTGAGE INSURANCE
                                 COMPANY OF CANADA


                                 By:  ___________________________

                                 ONTARIO TEACHERS' PENSION
                                 PLAN BOARD


                                 By:  ___________________________




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